Exhibit 99.1
October 4, 2021

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on November 8, 2021 at 1:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on September 30, 2021 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely, MARK TLUSZCZ Chair of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on November 8, 2021

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (the “Company”), to be held on November 8, 2021 at 1:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)
to re-elect Yuval Cohen, Ron Gutler and Roy Saar as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2024, and until their respective successors are duly elected and qualified; and

(2)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2021 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, when Proposal 2 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2020.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on September 30, 2021.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on September 30, 2021, or which appears in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on September 30, 2021, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).  Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

Our Board of Directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the Proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, was September 30, 2021.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, https://investors.wix.com/ or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by our transfer agent or at our registered office no later than 11:59 p.m. EDT on November 7, 2021 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors, MARK TLUSZCZ Chair of the Board of Directors

- ii -

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on November 8, 2021

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of Wix.com Ltd. (the “Company” or “Wix”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on November 8, 2021 at 1:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Wix ordinary shares, beginning October 4, 2021.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on September 30, 2021.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on September 30, 2021, or which appears in the participant listing of a securities depository on that date.  You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
to re-elect Yuval Cohen, Ron Gutler and Roy Saar as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2024, and until their respective successors are duly elected and qualified; and

(2)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2021 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, when Proposal 2 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2020.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On September 30, 2021, the record date for this Meeting, we had a total of 56,954,607 ordinary shares outstanding.  Each ordinary share outstanding as of the close of business on the record date is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

The Board shall have the authority at any time to cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the agenda of the Meeting.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. EDT on November 7, 2021.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on September 30, 2021.  You are also entitled to be notified about the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on September 30, 2021, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Eitan Israeli, Secretary, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chair of the Meeting; (iii) by signing and returning a proxy card with a later date, provided that the later proxy is received by the Company prior to the Meeting, or (iv) by attending and voting in person at the Meeting. Attendance at the Meeting will not by itself constitute revocation of a proxy.

If you hold ordinary shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning October 4, 2021.  Certain officers, directors, employees and agents of Wix, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.wix.com/. The contents of that website are not a part of this proxy statement.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us, and (ii) all of our directors and executive officers as a group, as of September 30, 2021. Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
BlackRock, Inc. (3)	5,983,471	10.5%
T. Rowe Price Associates, Inc. (4)	3,538,384	6.2%
Baillie Gifford & Co (5)	3,285,177	5.8%
All executive officers and directors as a group (16 persons) (6)	3,510,348	6.0%
_____________

(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (“RSUs”) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 56,954,607 ordinary shares outstanding as of September 30, 2021. Ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
This information is based upon a Schedule 13G/A filed by BlackRock, Inc. (“BlackRock”), with the SEC on July 12, 2021. The address of BlackRock is 55 East 52nd Street, New York, NY 10055, USA. Pursuant to the Schedule 13G/A, BlackRock has sole voting power over 5,398,203 ordinary shares and sole dispositive power over 5,983,471 ordinary shares.

(4)
This information is based upon a Schedule 13G/A filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) with the SEC on April 12, 2021. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, MD 21202. Pursuant to the Schedule 13G/A, T. Rowe Price has sole voting power over 1,029,522 ordinary shares and sole dispositive power over 3,538,384 ordinary shares. T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.  The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to T. Rowe Price may be revoked in whole or in part at any time.

(5)
This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co (“BG&C”), with the SEC on January 20, 2021. The address of BG&C is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Pursuant to the Schedule 13G/A, BG&C has sole voting power over 1,842,908 ordinary shares and sole dispositive power over 3,285,177 ordinary shares. Securities reported on the Schedule 13G/A are beneficially owned by BG&C and are held by BG&C and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.

(6)
Consists of (i) 1,764,434 ordinary shares directly or beneficially owned by Wix’s directors and executive officers and (ii) 1,745,914 ordinary shares constituting the cumulative aggregate number of ordinary shares underlying options and RSUs granted to the executive officers and directors which have vested, or will have vested as of November 29, 2021 and have not been exercised as of September 30, 2021.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2020 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 25, 2021, a copy of which is available on our website at https://investors.wix.com/.

Environmental, Social, and Governance

Wix’s vision is to be a platform where any business, community or person can create their dreams online.

Environmental, social and governance (“ESG”) issues are at the core of who we are as a company. It is our belief that ESG and corporate performance are intrinsically intertwined, as we seek to build products that have a purpose and run a company that actively mitigates risk while planning for the future. Our values are put into action through the products and services that we provide and our deep connection to our users, partners, and employees.

At Wix, our ESG approach consists of three main pillars: Our Users, Our People, and Our Company.

We have assigned oversight of our ESG practices and reporting to the Nominating and Governance Committee of our Board of Directors. We plan to publish more information about our ESG efforts in the coming months on our investor relations website, investors.wix.com and we will continue reporting on ESG matters on a regular basis.

Our Users

Wix enables millions of creators to build a web presence and run a business, creating significant economic and social opportunities. We enable our users to have ownership of their brand, their data, and their relationships with customers. Our freemium model allows a web presence to be attainable by anyone in the world, regardless of their financial situation. When a user chooses Wix, they are depending on us to provide them with products and services that help them achieve their goals, through a safe and secure experience.

Our People

Our goal is to motivate and empower our employees to build the best products possible, so that our users can succeed in pursuing great economic and social opportunities, regardless of their ethnicity, race, religion, gender, or economic status. At Wix, we value and celebrate diversity within our community. Our work environment seeks to foster an inclusive culture, where our employees feel empowered, challenged, and in possession of the tools to thrive at work and in their personal lives. We are continuously learning and looking at ways to continue to create an environment that is an inclusive place of work.

Our Company

Wix is committed to having best-in-class corporate governance practices through an effective Board of Directors and management team.

Wix recognizes the importance of fighting climate change and our responsibility to make sustainable choices.

PROPOSAL 1 – PROPOSAL TO RE-ELECT THREE DIRECTORS

Background

Our Board currently has nine directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Deirdre Bigley, Allon Bloch and Ferran Soriano, and their terms expire at our annual meeting of shareholders to be held in 2023;

●	the Class II directors are Yuval Cohen, Ron Gutler and Roy Saar, and their terms expire at this Meeting; and

●	the Class III directors are Avishai Abrahami, Diane Greene and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2022.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

You are being asked to re-elect Yuval Cohen, Ron Gutler and Roy Saar. Each of Mr. Cohen and Mr. Gutler qualifies as an independent director under the listing standards of The Nasdaq Stock Market and under the independence requirements of Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended, relating to independence criteria applicable to audit committee members, and the additional listing standards of The Nasdaq Stock Market relating to the independence of compensation committee members. Mr. Saar qualifies as an independent director under the listing standards of the Nasdaq Stock Market.

If re-elected at the Meeting, each of Mr. Cohen, Mr. Gutler and Mr. Saar will serve until the 2024 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Mr. Cohen, Mr. Gutler and Mr. Saar has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Wix, taking into account the size and special needs of Wix.

During 2020, each of the directors standing for re-election at the Meeting attended more than 75% of our Board meetings.

The nominating and corporate governance committee of our Board recommended that each of Mr. Cohen, Mr. Gutler and Mr. Saar be re-elected at the Meeting as a Class II director for a term to expire at the 2024 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.  Our Board approved this recommendation.

Biographical information concerning Mr. Cohen, Mr. Gutler and Mr. Saar, the nominees for re-election as directors at this Meeting, and for each of the other directors is set forth below.

Class I Directors:

Deirdre Bigley, 57, has served as a member of our board of directors since November 2017, as a member of our audit committee since July 2018, and as a member of our compensation and nominating and governance committees since February 2020. Ms. Bigley previously served as Chief Marketing Officer of Bloomberg, L.P., a global business and financial information and news leader, for 12 years. Prior to Bloomberg, Ms. Bigley spent 13 years at IBM, where she held several executive positions, including Vice President of Worldwide Advertising and Interactive, and Vice President of Worldwide Brand. Ms. Bigley currently serves as a member of the board of directors of Shutterstock, Inc., (NYSE: SSTK) a global provider of commercial imagery and music, Sportradar Group AG (Nadaq: SRAD) a global provider of sports betting and sports entertainment products and services, and Taboola.com Ltd. (Nasdaq: TBLA) a technology company providing a platform that powers recommendations for the open web . . Ms. Bigley holds a Bachelor of Arts degree in English Literature from West Chester University.

Allon Bloch, 51, has served as a member of our board of directors since July 2016, and as a member of our audit committee since November 2018. Mr. Bloch also served as a member of our board of directors from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010. Mr. Bloch is Co-Founder and CEO of K Health Inc., a digital health company. From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a company he co-founded which is a leading online U.S. car retailer, and from October 2010 through June 2014 as Chief Executive Officer of Dolphin Software Ltd., which does business as “mySupermarket,” a private online grocery shopping company. Also, during the period of July 2012 to January 2015, Mr. Bloch served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a leading early stage venture capital firm based in Israel. In this capacity, Mr. Bloch invested in several successful outcomes including CyberArk Software Ltd. (Nasdaq: CYBR). Prior to that, between 1997 through 2000, he was a consultant in McKinsey & Company. Mr. Bloch holds a B.Sc. in Biology from Tel-Aviv University and an M.B.A. from Columbia University.

Ferran Soriano, 54, has served as a member of our Board since November 2020. Mr. Soriano currently serves as the CEO of City Football Group (CFG), a position he has held since September 2012. Under his leadership, CFG has become a global platform for entertainment and football, redefining club ownership. City Football Group is the world’s leading private owner and operator of football clubs, with total or partial ownership of ten clubs in major cities across the world. Previously, Mr. Soriano was Vice Chairman and CEO of FC Barcelona from 2003 to 2008 where he is credited with playing a major role in the transformation of the club to success on and off the pitch. Mr. Soriano also served as Chairman of Spanair from 2009 to 2012 and previously spent 10 years as a partner and co-founder of Cluster Consulting (a/k/a DiamondCluster, Nasdaq: DTPI), a strategy consulting firm. Earlier in his career, Mr. Soriano served in various management positions at consumer goods company Reckitt-Benckiser. Mr. Soriano holds a Bachelor's degree in management and a MBA from ESADE (Barcelona), Rensselaer Polytechnic Institute (New York) and Université Catholique de Louvain (Belgium).

Class II Directors:

Yuval Cohen, 58, has served as a member of our board of directors since August 2013, and as a member of our compensation committee since November 2017. Mr. Cohen also served as a member of our audit committee from May 2017 to November 2018. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003 that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as the Chairman of the board of directors of Kornit Digital Ltd. as well as a director of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Ron Gutler, 63, has served as a member of our Board since July 2013, as our lead independent director since February 2016 and serves as Chairman of each of our committees. Mr. Gutler is currently a director of CyberArk Software Ltd. (Nasdaq: CYBR),Fiverr International Inc. (NYSE: FVRR), and of WalkMe Ltd. (Nasdaq: WKME). From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. . Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Roy Saar, 51, has served as a member of our Board since January 2007. Mr. Saar is a partner in Mangrove IV Investment Fund and Mangrove V Investment Fund and has served in various roles at Mangrove Capital Partners since 2011. In 1998, he co-founded Sphera Corporation, a virtual servers’ technology vendor for SaaS providers. In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel. Mr. Saar has served on the board of directors of WalkMe Ltd. (Nasdaq: WKME) since 2008 and serves in its audit and compensation committees. He is currently a member of the board of directors of several private companies. Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

Class III Directors:

Avishai Abrahami, 50, is our Co-Founder, and has served as our Chief Executive Officer since September 2010, prior to which he served as our Co-Chief Executive Officer, and as a director since October 2006, and served as the Chairman of our board of directors from November 2013 until February 2016, at which time he was appointed Honorary Chair. Mr. Abrahami has served on the board of directors of Monday.com Ltd. (NASDAQ: MNDY) since May 2012. From May 2016 until November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. (acquired by PepsiCo Inc.). From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Diane B. Greene, 66, has served as a member of our board of directors since February 2020. She currently serves as the Chair of the Massachusetts Institute of Technology, where she is a lifetime member of the Corporation. She has served on the board of Stripe since December 2018 where she is the Chair of the compensation committee. She has also served on the board of A.P. Møller – Mærsk A/S (Nasdaq Copenhagen: MAERSK) a Dutch holding company, since March 2020. She served as a member of Alphabet, Inc.’s board of directors from January 2012 to June 2019, and its audit committee from 2012 to 2016, and served as a Senior Vice President, for Google, and Chief Executive Officer for Google Cloud, from December 2015 to January 2019. Ms. Greene was previously a director of Intuit Inc., a provider of business and financial management solutions, from August 2006 to January 2018, where she served on its audit committee and compensation committee and chaired its nominating and corporate governance committee. She co-founded VMware, Inc., a virtualization software company, in 1998, that became a public company in 2007. Ms. Greene served on VMWare’s board of directors from 1998 through 2008, as Chief Executive Officer and President of VMware from 1998 to 2008, and as an Executive Vice President of EMC Corporation, a provider of information infrastructure and virtual infrastructure technologies, solutions and services, from 2005 to 2008. Ms. Greene previously held technical leadership positions at Silicon Graphics Inc., a provider of technical computing, storage and data center solutions, Tandem Computers, Inc., a manufacturer of computer systems, and Sybase Inc., an enterprise software and services company, and was co-founder and Chief Executive Officer of VXtreme, Inc., a developer of streaming media solutions. Ms. Greene is also a member of the National Academy of Engineering. She holds an M.S. in computer science from the University of California, Berkeley, an M.S. in naval architecture from the Massachusetts Institute of Technology, and a B.A. in mechanical engineering and an honorary doctorate from the University of Vermont.

Mark Tluszcz, 55, has served as the Chair of our board of directors since February 2016 and as a member of our board of directors since June 2010. Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000. Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg. Mr. Tluszcz currently serves on the board of directors of JobToday S.A., K Health, Inc., TBOL Limited, Red Points Solutions, S.L. and Gong! Inc. Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

Proposal

The shareholders are being asked to re-elect each of Mr. Cohen, Mr. Gutler and Mr. Saar for a term to expire at the 2024 annual general meeting of our shareholders, and until his respective successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Yuval Cohen be re-elected as a Class II director, to serve until the 2024 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Ron Gutler be re-elected as a Class II director, to serve until the 2024 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Roy Saar be re-elected as a Class II director, to serve until the 2024 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Mr. Cohen, Mr. Gutler and Mr. Saar as a Class II director for a term to expire at the 2024 annual general meeting.

PROPOSAL 2 – PROPOSAL TO RATIFY THE APPOINTMENT AND
 COMPENSATION OF OUR INDEPENDENT PUBLIC ACCOUNTANTS; REVIEW AND
DISCUSSION OF OUR 2020 CONSOLIDATED FINANCIAL STATEMENTS

Background

Our Audit Committee and Board have appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2021.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2019	2020
	(in thousands)
Audit fees (1)	$635	$775
Audit-related fees (2)	$105	$92
Tax fees	$330	$290
Total	$1,070	$1,157

(1)
“Audit fees” are the aggregate fees paid for the audit of our annual financial statements.  This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)
“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees.  These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.  In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2020 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2020, including our 2020 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, at http://investors.wix.com/.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.  Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted in November 2014. The audit committee amended and re-adopted our pre-approval policy in May 2018.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for 2021 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2021.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

SHAREHOLDER PROPOSALS FOR 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2022 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Corporate Secretary, and must otherwise comply with the requirements of the Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than August 10, 2022); provided that if the date of the 2022 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2022 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2022 will include (1) the election (or reelection) of Class III directors; (2) the ratification of the appointment (or reappointment) and compensation of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2021 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2022 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2022 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F filed with the SEC on March 25, 2021 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.wix.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors, MARK TLUSZCZ Chair of the Board of Directors

Dated: October 4, 2021